FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                         Vance Hartke
                                                                 The Hartke Building
                                                                 7637 Leesburg Pike
                                                                 Falls Church, VA 22043
2. Date of Event Requiring Statement:                            December 13, 2001
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:                     Bio-Solutions International, Inc.
                                                                      BSII
5. Relation of Reporting Person to Issuer                        _X_Director
                                                                 __10% owner
                                                                 __Officer (Title):
                                                                 __Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                            Common Stock
2. Amount of Securities      Beneficially Owned:                 250,000  (1)
3. Ownership Form;  Direct (D) or Indirect (I):                  D
4. Nature of Indirect Beneficial Ownership:                      N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                N/A
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:



EXPLANATION OF RESPONSES:


(1)- Mr. Hartke was issued 250,000 shares of the Company's common stock for director's fees and other services.







/s/ Vance Hartke                            Date: January 29, 2002
-------------------------------
Vance Hartke
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).